
02013468

1033767

P.E. 1/30/02

1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
FEB 05 2002

Dated January 30, 2002

For the month of January 2002

United Microelectronics Corporation
(Translation of Registrant's Name into English)

No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.
(Address of Principal Executive Office)

PROCESSED
FEB 13 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

FOR IMMEDIATE RELEASE

Fast-Chip and UMC Announce Industry's First OC-192 Services Processor

PolicyEdge Now in Production at UMC

SUNNYVALE, Calif., - January 7, 2002 - Fast-Chip, Incorporated, a fabless semiconductor company dedicated to high-performance communications ICs, and one of the world's leading semiconductor foundries, UMC (NYSE: UMC), announced today that production has begun on PolicyEdge™, the industry's first OC-192 services processor.

Manufactured using UMC's 0.18 micron process technology, PolicyEdge delivers intelligent, high-performance classification, editing and statistics collection from 1 to 10 Gigabits per second. UMC's robust manufacturing process has produced better than expected yields from early wafers, allowing Fast-Chip to support two PolicyEdge speed grades for the emerging Metro services, IP router and multi-service switch markets.

Fu Tai Liou, senior vice president of worldwide marketing and sales at UMC said, "We are proud that our technology has helped enable Fast-Chip to achieve such a significant milestone in the development of merchant network processing products. Fast-Chip's advanced OC-192 design coupled with UMC's process technology allows PolicyEdge to achieve an impressive 10 Gbps line rate, demonstrating our industry leadership for a wide range of technology applications."

Featuring an industry-leading 700 Million Packet Operations per second in the base 100 MHz part, PolicyEdge sits in the data path between a framer and traffic manager. It can sustain 28 classification, editing and statistic operations on minimum size packets, while maintaining wire speed. PolicyEdge comes in PL3 for OC-48 or SPI-4 interface for OC-192 applications, supporting industry-standard glueless interfaces to other data path network devices. PolicyEdge is a single chip, cascadable device (no external memories required) that provides the industry's best cost, density and power metrics.

"Metro equipment vendors are showing incredible interest in PolicyEdge's capabilities, including mapping Transparent LAN services over MPLS - destined to be our largest opportunity moving forward," said Gregg Cook, president and CEO of Fast-Chip. "Partnering with UMC on their production grade 0.18 micron technology has accelerated the delivery of the industry's first OC-192 processing ASSP to our customers. This partnership will also provide us with the enhanced scalability and performance in 2002 when we produce our next generation chip using .13 micron geometries."

Fast-Chip utilized UMC's comprehensive fab services and support to develop PolicyEdge. In addition, Fast-Chip tapped UMC's Silicon Shuttle® Program to produce small lots of its services processor. This way, Fast-Chip was able to evaluate the PolicyEdge and ensure it met the requirements of its end users prior to committing to volume production.

Price and Availability

PolicyEdge is currently available in both OC-48 and OC-192 versions and is priced at $450 for the 100 Mhz version in 5,000 piece quantities.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three 300mm fabs strategically located worldwide to serve our global customer base: Trecenti Technologies in Japan, Fab 12A in Taiwan, and UMCi in Singapore (completion in 2002). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

About Fast-Chip

Fast-Chip, Incorporated is a privately held venture funded, fabless semiconductor company founded in 1998 that provides communication ICs for network equipment OEMs. Fast-Chip seeks to be the foremost provider of high performance processing solutions that enable the delivery of premium, value-added services for next generation networks. Investors include Morgan Stanley Dean Witter Venture Partners, Berkeley International Capital and Intel Capital.

Editorial Contacts:

Craig Chidlow
Fast-Chip, Incorporated
(408) 523-8060
craig_chidlow@fast-chip.com

Eileen Elam
KJ Communications for UMC
(650) 917-1488
kjcome@cs.com

Alex Hinnawi
UMC
(886) 2-2700-6999 ext. 6958
Alex_Hinnawi@umc.com

PolicyEdge™ is a trademark of Fast-Chip Incorporated. Silicon Shuttle is a registered trademark of UMC. All other brands or products are the trademarks or registered trademarks of their respective owners. Except for the historical information contained herein, the matters discussed in this press release may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected.

United Microelectronics Corporation
January 8, 2002

Subject: Clarification to today's media reporting on UMC canceling the land lease in Tainan Science Park

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-31

Content:

1. **News media: Economics Daily, Commercial Times**
2. **Reporting date: 1/8/2002**
3. **Reporting content: It is reported that UMC cancelled 25 hectares of the land lease in Tainan Science Park**
4. **Information provided by investor: N/A**
5. **Explanation from the Company:**

   25 hectares of land lease in Tainan is postponed, due to the uncertainty in current market condition. As a result, more than ten million dollars of reserved deposit can be saved annually. The Company will evaluate according to the market condition, and apply for a land lease in the second phase of Tainan Science Park.
6. **Contingency plan: N/A**
7. **Other remarks: N/A**

United Microelectronics Corporation

January 9, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2001

1) Sales volume (NT$ Thousand)

Period	*Items*	*2001*	*2000*	*Changes*	*%*
December	*Invoice amount*	4,471,676	11,005,516	-6,533,840	-59.37
Jan – Dec	*Invoice amount*	66,806,140	109,473,371	-42,667,231	-38.97
December	*Net sales*	4,413,228	10,271,263	-5,858,035	-57.03
Jan – Dec	*Net sales*	64,493,407	105,084,720	-40,591,313	-38.63

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*December*	*Bal. as of period end*
UMC	26,671,391	0	0
UMC's subsidiaries	95,363	0	94,633

3) Endorsements and guarantees (NT$ Thousand)

	Limit of endorsements	*December*	*Bal. as of period end*
UMC	53,342,782	0	0
UMC's subsidiaries	317,809	(5,151)	36,592
UMC endorses for subsidiaries		0	0
UMC's subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

a-2 Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

b Trading purpose : None

United Microelectronics Corporation

For the month of December, 2001

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of December 2001

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001*	*Number of shares held as of November 30, 2001*	*Number of shares held as of December 31, 2001*	*Changes*
N/a	N/a				

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

Description of assets	*December*	*Jan –Dec*
Semiconductor Manufacturing Equipment	680,247	39,758,104
Fixed assets	9,062	118,666

4) The disposition of assets (NT$ Thousand)

Description of assets	*December*	*Jan –Dec*
Semiconductor Manufacturing Equipment	61,474	132,285
Fixed assets	0	165,000

United Microelectronics Corporation
January 18, 2002

Subject: Clarification to Commercial Times' report on 1/18/02

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-31

Content:

1. News media: Commercial Times
2. Reporting date: 1/18/2002
3. Reporting content: It is reported that UMC receiving AMD order
4. Information provided by investor: N/A
5. Explanation from the Company:
   1) The report is not the Company's news release, therefore, the Company is unable make a comment.
   2) The Company has always been aware the importance and protective of our clients' confidentiality, and our policy is not to discuss any business issues related to our clients.
6. Contingency plan: N/A
7. Other remarks: N/A

United Microelectronics Corporation
January 18, 2002

Subject: Disclosure on the disposition of the Company's equipment

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1. **Type of entity: semiconductor machinery & equipment**
2. **Event date: 1/18/2002**
3. **Transaction amount: USD$255,000,000**
4. **Name of the counter-party and relationship with the Company: Happy Wealth Holdings Limited; not related to the Company.**
5. **Projected profit/loss: Estimated NTD26,122,980 in profit**
6. **Transaction method: Negotiation**
7. **Price appraisal: According to the market price**
8. **Decision authority: Approved by board meeting**
9. **Other remarks: N/A**

United Microelectronics Corporation
January 23, 2002

Subject: Clarification to media reporting on AMD to purchase 20% to 30% of UMC shares

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-31

Content:

1. News media: CNYES internet business news
2. Reporting date: 1/23/2002
3. Reporting content: It is reported that AMD will purchase 20% to 30% of UMC shares
4. Information provided by investor: N/A
5. Explanation from the Company:

   The Company will not comment on the market rumor.
6. Contingency plan: N/A
7. Other remarks: N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/30/2002

By

Stan Hung

Chief Financial Officer